

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 24, 2011

Mr. D. Roger Griffin
Chief Executive Officer
International Baler Corp.
5400 Rio Grande Avenue
Jacksonville, FL 32254

   RE: International Baler Corp.
     Item 4.01 Form 8-K filed February 10, 2011
     Item 4.01 Form 8-K/A filed February 22, 2011
     Item 4.01 Form 8-K/A filed February 24, 2011
     File No. 0-14443

Dear Mr. Griffin:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Jeffrey Gordon
          Staff Accountant